Results of Meeting of Shareholders

IDS LIFE VARIABLE ANNUITY FUND B

REGULAR MEETING OF SHAREHOLDERS HELD ON NOVEMBER 13, 2002

(UNAUDITED)

A brief description of each proposal voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each proposal is set forth below.

Proposal 1

To elect the five nominees specified below as Board members.

                       Shares Voted "For"   Shares Withholding Authority to Vote
Gumer C. Alvero           5,390,105.987                  385,924.581
Timothy V. Bechtold       5,402,709.592                  373,320.976
Rodney P. Burwell         5,399,480.304                  376,550.264
Jean B. Keffeler          5,362,992.345                  413,038.223
Thomas R. McBurney        5,399,433.933                  376,596.635

Proposal 4

To approve changes to the Investment Management Services Agreement.

Shares Voted "For"    Shares Voted "Against"    Abstentions    Broker Non-Votes
   5,020,294.393            351,186.640         404,549.535          0.000

Proposal 5

To approve a policy authorizing AEFC, subject to Board approval, to retain and replace subadvisers, or to modify subadvisory agreements, without shareholder approval.

Shares Voted "For"    Shares Voted "Against"    Abstentions    Broker Non-Votes
   4,927,906.907            502,640.971         345,482.690          0.000